SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/1/2022

1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
604,014

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
604,014


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
604,014(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.40%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
939,363

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
939,363


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
939,363 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.40%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
939,363

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
939,363


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
939,363 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.40%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Constitutes Amendment #3 to the schedule 13d filed
August 22, 2022. Except as specifically set forth herein, the Schedule 13d remaines unmodified



ITEM 4. PURPOSE OF TRANSACTION
See exhibit A. Standstill Agreement



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 08/05/2022 there were 11,179,969 shares of common stock outstanding as of 5/31/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of December 1, 2022 Bulldog Investors, LLP is deemed to be the beneficial owner of 604,014 shares of DEX (representing 5.40 of DEX's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.

As of December 1, 2022, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 939,363 shares of DEX (representing 8.40% of DEX's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 604,014 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of DEX's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 335,349 shares.


c) Since the last filing on 10/12/22 the following shares of DEX were bought.

Date			Shares		 Price
11/17/2022		23,123		7.5299
11/16/2022		10,331		7.6151
11/9/2022		10,760		7.2417
11/8/2022		4,281		7.3277
11/7/2022		1,500		7.0989
11/7/2022		20,583		7.2207



d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/2/2022

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


                         STANDSTILL AGREEMENT

   This Agreement is entered into as of December 1, 2022 (this "Agreement" (including the exhibits hereto), by and among Bulldog Investors, LLP, Judy and Phillip Goldstein 2010 Family Trust, Phillip Goldstein, and their affiliates (together, "Bulldog"), Delaware Enhanced Dividend and Income Fund (the "Fund") and Delaware Management Company, a series of Macquarie Investment Management Business Trust (the "Adviser," together with Bulldog and the Fund, the "Parties" and individually a "Party").

   WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

   WHEREAS, the Adviser serves as the Fund's adviser pursuant to an investment advisory agreement between the Fund and the Adviser; and

   WHEREAS, as of the close of business on October 13, 2022, Bulldog may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, in the aggregate, 868,785 common shares of beneficial interest of the Fund ("Common Shares").

   NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

   Section 1. Tender Offer by the Fund

    1.1	 On the basis of the representations, warranties and agreements set forth herein and subject to performance by each Party of its respective covenants and other obligations hereunder and the other conditions set forth herein:

       (a) The Fund shall, as soon as practicable, commence a tender offer to purchase for cash 30% (the "Maximum Amount") of its outstanding Common Shares (the "Tender Offer"). The Tender Offer shall include the following terms: (i) all shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund's net asset value per share ("NAV") as determined as of the close of the regular trading session of the New York Stock Exchange (the "NYSE") on the next trading day after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next trading day after the day to which the Tender Offer is extended, (ii) the Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of Common Shares are properly tendered and not properly withdrawn and (iii) the consideration to be paid by the Fund for Common Shares purchased under the Tender Offer shall consist solely of cash.

       (b) The Tender Offer is conditional upon shareholder approval of Proposal 1, the proposal to reorganize the Fund into abrdn Global Dynamic Dividend Fund, by December 12, 2022, in connection with the 2022 Special Meeting of Shareholders of the Fund (he "Special Meeting").

       (c) The Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

       (d) The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

       (e) Although the Fund has committed to conduct the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund's Common Shares during any period when (i)such transactions, if consummated, would, upon advice of counsel and determined by the Fund and counsel in good faith: (A) result in the delisting of the Fund's shares from the NYSE or (B) impair the Fund's status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund's income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Fund); or (ii) there is any (A)legal or regulatory action or proceeding instituted
(B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Nasdaq Stock Market and the NYSE MKT LLC or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State. In the event of a delay or a determination not to conduct the tender pursuant to this Section 1.1(e), each pursuant to any of clauses (i) or (ii) above, the Fund will provide prompt written notice to Bulldog of any such determination not to conduct or any such determination to delay the Tender Offer pursuant to this
Section 1.1(e), in each case, together with a detailed analysis of the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Fund will commence the Tender Offer as soon as practicable and not later than 20 days after the termination of such delaying event.

     (f) Other than in connection with regularly scheduled distributions under a dividend reinvestment policy, the Fund shall not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the payment of the Tender Offer proceeds.

   1.2	Bulldog agrees to: (i) tender all of the Common Shares then owned by Bulldog, including any Affiliates, as that term is defined in Section 2.1, in the Tender Offer; and (ii) refrain (and cause its clients to refrain) from purchasing shares of the Fund either before or after the conclusion of the Tender Offer if the result of such purchase would cause Bulldog and its clients to collectively own in excess of 10% of the Fund's outstanding Common Shares during the Effective Period (as defined below).

    Section 2. Additional Agreements

    2.1	Bulldog agrees to withdraw its October 12, 2022, request for the books and records of the Fund and the Board (the "Records Request"). No later than one business day following the date of this Agreement, Bulldog shall furnish to the Fund a letter (or an email) formally acknowledging the withdrawal of the Records Request.

    2.2	Bulldog covenants and agrees that during the period from the date of this Agreement through the date that is the earlier of (a) the day following the Fund's 2026 Annual Meeting of Shareholders; (b) such date that the Fund determines not to conduct the Tender Offer pursuant to
Section 1.1(e) (which date shall not include a determination not to conduct the Tender Offer in accordance with the conditions described in
Section 1.1(b) or to delay the Tender Offer pursuant to the last sentence of Section 1.1(e) and provided that the Board shall provide, within one
(1) business day, written notice to Bulldog of any such determination not to conduct or to delay the Tender Offer); and (c) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act or trustee nomination is permitted to be submitted to the Fund for the Fund's 2026 Annual Meeting of Shareholders (the "Effective Period"), it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents, affiliates and representatives, and any other persons controlled by or under common control with Bulldog, not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the actions with respect to the Fund as set forth below:

    (a) effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):

    (i)	make a request for a shareholder list or other books and records of the Fund and Board under Delaware law or any other statutory or regulatory provision (for the avoidance of doubt, any existing request by Bulldog for a shareholder list or other books and records of the Fund shall be withdrawn as provided in Section 2.1 of this Agreement);

    (ii) institute, solicit, knowingly assist or join any litigation, arbitration or other proceeding against or involving the Fund or any of the current or former trustees or officers (ncluding derivative actions) of the Fund; provided, however, that for the avoidance of doubt the foregoing shall not prevent Bulldog or its respective Affiliates from
(A) bringing litigation to enforce the provisions of this Agreement,
(B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Fund against Bulldog or its respective Affiliates, or
(C) responding to or complying with a validly issued legal process;

    (iii) any "solicitation" of "proxies" or become a "participant" in any such "solicitation" as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a- 1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

    (iv) knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Fund management's recommendation with respect to the Fund in connection with such matter or encouragement or advice solely amongst Bulldog and its Affiliates);

   (b)	form, join or in any way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Bulldog and its Affiliates) with respect to the securities of the Fund;

   (c)	enter into any discussions, negotiations, arrangements or
understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or

   (d)	publicly request (x) that the Fund and the Board or any of their respective representatives amend or waive any provision of this Section
2.2 (including this sentence) or (y) the Board to specifically invite Bulldog or any of its Affiliates to take any of the actions prohibited by this Section 2.2.
    Nothing in this Section 2.2 shall be deemed to prohibit Bulldog and its Affiliates from communicating privately with the trustees, officers, and advisors of the Fund (including the Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any Party.

    2.3	Bulldog covenants and agrees that during the Effective Period, it will, and will  cause its Affiliates and clients to:

      (a) appear by proxy or otherwise at any special meeting of shareholders or annual meeting of shareholders of the Fund concerning the election of trustees to the Board of the Fund and cause all shares it beneficially owns as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and

     (b) except for any action that would be in contravention of law or of this Agreement, vote or cause to be voted at any special meeting of shareholders of the Fund all of the shares it beneficially owns as of the record date for such meeting (i) in favor of the approval of Proposal 1, (ii) withdraw its existing Proposal 2 made in connection with the Special Meeting and (iii) against any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Fund's Board related to Proposal 1. For the avoidance of doubt, if Bulldog lends any Common Shares to any third party, Bulldog shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that Bulldog shall have full voting rights with respect to all such loaned shares.


   2.4	Upon the written request of the Fund, which shall be no more frequently than once each fiscal year of the Fund, Bulldog will notify the Fund in writing of the number of Common Shares beneficially owned by it and its Affiliates.

   2.5	Bulldog represents and warrants as follows:
        (a) It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

        (b) This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Bulldog in accordance with its terms.

        (c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

	(d) Bulldog beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement, and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

	(e) As of the date hereof, neither Bulldog nor any of its Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares.

   2.6	The Fund and the Adviser each represent and warrant as follows:
	(a) It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

	(b) This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

	(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

   Section 3. Public Announcement

	3.1 No later than one business day following the date of this Agreement, the Fund shall issue one press release announcing the Tender Offer pursuant to this Agreement (the "Fund Press Release"), Bulldog may issue one press release (the "Bulldog Press Release" and, together with the Fund Press Release, the "Press Releases"), and no party shall make any public statement inconsistent with the Press Releases during the Effective Period in connection with the announcement of this Agreement. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and
(c) subject to Section 5.1 of this Agreement, any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

	3.2 Bulldog shall promptly prepare and file an amendment to its applicable Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund). Bulldog shall also file a copy of this Agreement or a summary thereof as an exhibit to the Schedule 13D amendment.

   Section 4. Termination

	4.1 Notwithstanding anything herein to the contrary, if the Fund fails to complete the Tender Offer and distribute the proceeds in cash to the participating shareholders as set forth herein, this Agreement shall no longer be binding on Bulldog and its Affiliates and Bulldog and its Affiliates reserve all rights to seek appropriate relief. Notwithstanding anything herein to the contrary, if the Fund ceases to exist this Agreement shall no longer be binding on Bulldog except for its obligations set forth in Section 2 of this Agreement.

	4.2 Otherwise, this Agreement shall remain in full force and effect until the earlier of:

	(a) the end of the Effective Period;
	(b) such other date as may be established by mutual written agreement of the Fund, the Adviser and Bulldog; and

	(c) upon ten (10) business days' prior written notice by Bulldog or one of its Affiliates following any such material breach of this Agreement by the Fund if such breach has not been cured within such notice period, provided that Bulldog is not in material breach of this Agreement at the time such notice is given.

	4.3 Section 6 will survive the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.


   Section 5. No Disparagement

	5.1 The Fund, the Adviser and Bulldog shall each refrain from making, and shall cause their respective affiliates and its and their respective principals, directors, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, whether true or false, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of,
(a) in the case of such statements or announcements by Bulldog: the Fund or any of its affiliates, subsidiaries or advisors (including the Adviser and any subadvisor of the Fund), or any of its or their respective current or former officers, trustees or employees (including, without limitation, any statements or announcements regarding the Fund's strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Fund or the Adviser: Bulldog its Affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Bulldog and Bulldog's advisors.


   Section 6. Miscellaneous

	6.1 Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

	6.2 Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

	6.3 Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

	6.4 Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

	6.5 Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

   If to the Fund, to:

     Delaware Enhanced Global Dividend and Income Fund
     610 Market Street
     Philadelphia, PA 19106-2354
     Attention: David F. Connor
     Senior Vice President, General Counsel, and Secretary
     Email: David.Connor@macquarie.com

  with a copy to (which copy shall not constitute notice):

     Stradley Ronon Stevens & Young, LLP
     2005 Market Street, Suite 2600
     Philadelphia, PA 19103-7018
     Attention: Bruce G. Leto
     Email: BLeto@stradley.com

   If to Bulldog, to:

     Bulldog Investors, LLP
     250 Pehle Ave., Suite 708
     Saddle Brook, NJ  07663
     Email:pgoldstein@bulldoginvestors.com

   If to Judy and Phillip Goldstein 2010 Family Trust, to:
     250 Pehle Ave., Suite 708
     Saddle Brook, NJ  07663
     Email:pgoldstein@bulldoginvestors.com

   If to Phillip Goldstein, to:
     Bulldog Investors, LLP
     250 Pehle Ave., Suite 708
     Saddle Brook, NJ  07663
     Email:pgoldstein@bulldoginvestors.com

	6.6 Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

	6.7 Expenses. All attorneys' fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses except that the Adviser shall pay Bulldog $2,000 as reimbursement for its expenses incurred in connection with pursuing Proposal 2.

	6.8 Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

	6.9 Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.

	6.10 Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

	6.11 Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

	6.12 Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

                 [Signature Pages Follow]

     In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

Delaware Enhanced Global Dividend and Income Fund

/s/ David F. Connor
Name: David F. Connor
Title: Senior Vice President/General Counsel



Delaware Management Company, a series of Macquarie Investment
Management Business Trust

 /s/ David F. Connor
Name: David F. Connor
Title: Senior Vice President/General Counsel


Bulldog Investors, LLP

 /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Managing Partner


Judy and Phillip Goldstein 2010 Family Trust


 /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Authorized Trader


Phillip Goldstein

 /s/ Phillip Goldstein
Name: Phillip Goldstein